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                                                                     EXHIBIT 7.1
                                  NEWS RELEASE

             INTEK ARRANGES $7 MILLION FINANCING WITH SECURICOR FOR
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                 DEVELOPMENT OF ROAMER ONE 220 MHz SMR NETWORK
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       Los Angeles, California - April 24, 1995 - Intek Diversified Corporation
       ("INTEK") today announced that it has signed a $7 Million financing agreement with Linear Modulation Technology Limited ("Lmt"), of Surrey, England. The financing consists of a $3 million loan and a $4 million equity investment in common shares of INTEK. The proceeds will be used for the purchase of Securicor base station repeater equipment and subscriber radio equipment for the Roamer One Specialized Mobile Radio ("SMR") network. Roamer One, Inc., a Delaware corporation, is a wholly owned subsidiary of INTEK.

       Under the terms of the agreement, Roamer One will initially purchase from LMT 200, five channel, base stations and 3,600 mobile radio units. The financing will be in the form of a $4 million equity investment by LMT in the common shares of INTEK to be valued at current market rates, and a loan of $3 million payable over 12 months. In exchange for its equity investment, Securicor will receive approximately 1 million common shares of INTEK stock. The equity investment by LMT is conditional upon the execution of a merger agreement between INTEK and the wireless business of Simmonds Communications, Ltd. ("SCL") as announced on March 9, 1995.

       Roamer One is constructing and managing 220 MHz SMR systems in the United States. The Company intends to join these local systems into super-regional systems, and to link the regions together to form a nationwide network. The company has entered into management agreements with licensees of 220 MHz systems who, collectively, represent over 2,250 channels. SCL Systems, a division of SCL, has been responsible for the design, construction, and engineering support functions related to the build-out of the radio systems infra-structure for the Roamer One network.

       David Neibert, President of Roamer One, stated that "This financing and proposed equity investment by LMT is a very significant step forward in the development of the Roamer One Network. Through our supply agreements with both LMT and SCL, Roamer One will have the equipment and the engineering expertise to build out a nationwide SMR network with super-regional and inter-system roaming capability. The proposed merger with SCL's wireless business, including SCL Systems and Midland International Corporation, will give INTEK large system integration capability and two-way radio product distribution throughout the country. Our ability to build-out, load, and manage the Roamer One SMR network is significantly enhanced with LMT and the SCL as both suppliers and investment partners".
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       Linear Modulation Technology Limited is a wholly owned subsidiary of the
       Securicor Group, a major UK international organization specializing in parcels handling and delivery, all forms of security services, and fixed and mobile telecommunications. Annual revenues for the Securicor Group are approximately 900 million pounds. LMT has developed linear modulation radio technology and manufactures base stations and subscriber radio equipment at its factory in Bath, England. It also supplies this equipment through partnerships and licensing agreements in other key markets.

       Intek Diversified Corporation is a publicly traded company listed on the NASDAQ small cap exchange. (symbol: "IDCC") Intek acquired Roamer One in September 1994. On March 9, 1995, Intek announced the signing of a letter of intent to acquire the wireless communications business of Simmonds Communications, Ltd. The businesses to be acquired included Midland International Corporation, Midland Europe Limited, and SCL Systems. The transaction, which is subject to the negotiation of a definitive agreement and shareholder approval, is expected to close later this year.

       Simmonds Communications, Ltd., of Toronto, Ontario is a diversified electronics company involved as a manufacturer, distributor, and systems integrator in the global wireless communications market and the production and distribution of electronic components. Simmonds Communications, Ltd. is listed on the Toronto Stock Exchange (symbol:
       "SMM").

       For further information:

                                    David Neibert
                                    Roamer One, Inc.
                                    tel: (310) 366-7703   fax: (310) 366-7712